MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") addresses the results of operations and financial position of CoolBrands International Inc. ("CoolBrands" or the "Company") for the fiscal year ended August 31, 2005 compared to the fiscal year ended August 31, 2004. This MD&A is dated December 13, 2005 and has been approved by the board of directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company's audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company's Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands' products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen desserts fluctuations in consumption of CoolBrands' products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Business Strategy

The Company manufactures and distributes ice cream, sorbet, frozen yogurt and fresh yogurt and other refrigerated and frozen dairy-based snacks. The Company's line of ice cream and frozen dessert products is marketed throughout the United States and select markets in Canada and Europe. The "Breyers Yogurt" line of refrigerated yogurt products is marketed primarily in the eastern United States. The Company also manufactures and/or distributes frozen and refrigerated products for other companies (the "Partner Brands").

The Company's marketing strategy is based on management's belief that superior brand image can be combined with high quality and product innovation to develop products in the refrigerated and frozen snack food categories that will earn consumers' loyalty and deliver attractive margins and long-term revenue growth to the Company, and that brand licensing arrangements can help reduce costs, accelerate growth and maximize opportunities for success in building significant market share for the Company's products. The Company's objective is to develop brands - both owned and licensed, in both the frozen and refrigerated snack foods categories - that deliver these benefits to the Company and consumers of the Company's products.

Brand Portfolio

The Company's brands include, among others, the following:

Breyers Yogurt. America's second leading brand for "fruit-on-the-bottom" yogurt, with a strong heritage of high quality, all natural dairy products. This brand, which the Company acquired from Kraft Foods in March 2005, is manufactured and distributed under license from Unilever. The Company's yogurt portfolio also includes the "Creme Savers Yogurt" product line manufactured and sold under license from Wm. Wrigley Jr. Company.

Eskimo Pie. The original chocolate-coated ice cream bar, invented in 1921 and still one of the nation's best known ice cream snack brands. Eskimo Pies come in regular and no-sugar-added varieties, and have proven especially popular with diabetic consumers. The Company acquired the Eskimo Pie brand when it acquired Eskimo Pie Corporation in October 2000.

Chipwich. The chocolate chip cookie ice cream sandwich that created the premium frozen snack category, Chipwich was acquired by the Company in July 2002.

Whole Fruit Sorbet. The leading brand nationwide for all natural fruit sorbet sold in pint sized containers, Whole Fruit Sorbet was acquired from Dreyer's in July 2003.

Godiva Ice Cream. The Company acquired the license rights to the Godiva trademark for ice cream from Dreyer's in July 2003 and manufactures and distributes Godiva Ice Cream in pints and ice cream bars under license from Godiva Chocolatier, Inc.

No Pudge! Frozen Snacks. In 2005, the Company introduced its "No Pudge!" line of low fat frozen snacks under license from No Pudge! Foods, Inc., marketers of the popular low fat brownie mix.

Tropicana Fruit Bars. Since 1997, the Company has manufactured and distributed Tropicana fruit bars under license from Tropicana Products, Inc.

Snapple On Ice Pops. In 2005, the Company introduced its "Snapple On Ice" line of frozen juice pops, under license from Snapple Beverage Corp.

Crayola Color Pops. In 2005, the Company introduced its "Crayola Color Pops" line of frozen snacks, under license from Binney & Smith Properties, Inc.

The Company has continuously pursued acquisitions and new brand licensing partnerships in an effort to keep pace with rapid changes in consumer preferences and new trends in the snack food industry. During 2002, the Company acquired Chipwich and Fruit-a-Freeze. During 2003, the Company acquired three super-premium brands from Dreyer's Grand Ice Cream: Dreamery Ice Cream, Whole Fruit Sorbet and the license for Godiva Ice Cream. During 2004, as low-carb dieting became a powerful force throughout the food industry, the Company entered into a license with Atkins Nutritionals, Inc. to manufacture, sell and distribute Atkins Endulge super premium ice cream products for carb-conscious consumers. This license enabled the Company to realize significant revenue and earnings growth in 2004. However, in 2005 the rapid decline in low-carb dieting led to a similarly rapid decline in the Company's sales of Atkins Endulge Ice Cream. In July 2004, the Company learned that our license for Weight Watchers Smart Ones would not be extended beyond September 28, 2004, on which date our license would expire, subject to a negotiated nine-month period ended May 1, 2005 to sell off and balance out inventories. Primarily due to the decline in Atkins Endulge sales and the elimination of Weight Watchers Smart Ones from the Company's portfolio, the Company experienced significant erosion of its sales and market share in 2005, partially offset by several new product introductions, specifically the No Pudge!, Snapple On Ice and Crayola Color Pops.

In 2005, the Company added significant diversity to its brand portfolio through the acquisition of Breyers Yogurt from Kraft Foods Inc. in March 2005. The Breyers brand gives the Company an established position in the market for refrigerated yogurt, one of the fastest growing food categories, and a platform for future brand development in the refrigerated snack foods category, including via the Company's license-based strategy.

Distribution Channels

The Company's products are offered for sale in a diverse range of retail outlets, including supermarkets, mass merchants, drug stores, convenience stores and club stores, as well as foodservice outlets, such as restaurants, cafeterias, theme parks and ice cream parlors.

The Company also franchises and licenses ice cream parlors and frozen yogurt shops that offer the Company's products for sale. CoolBrands' Franchising division franchises and licenses frozen dessert outlets operated under a family of brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company-owned, franchised and non-traditional partnership locations around the world.

The Company distributes its products primarily by direct shipment to super-market owned warehouses, independent distributors and foodservice broad-line distributors. In addition, the Company operates a proprietary direct-store-distribution ("DSD") system that services all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts. The Company also provides distribution services through its DSD system for Partner Brands. Significant current Partner Brands include Unilever, Masterfoods/M&M Mars and Dreyer's.

In 2004, the Company enhanced its DSD system by acquiring the assets of Kinnett Distribution and integrating them into the Company's Atlanta, Georgia DSD operation. In 2005, the Company increased its penetration of the out-of-home (or "impulse") channel by introducing a complete line of single-serve frozen snacks under our proprietary brands, primarily Eskimo Pie, for DSD distribution. Also in 2005, the Company refocused its DSD operations in western states (California, Oregon and Washington) to reduce supermarket distribution operations in those markets in favor of increased focus on the impulse channel.

Manufacturing Operations

The Company manufactures its frozen products primarily at Americana Foods in Dallas, Texas, its 50.1% owned subsidiary. Americana Foods produces a diverse range of high quality soft serve mixes, packaged ice cream, frozen snacks and other similar products. In addition to Americana Foods, the Company manufactures its frozen products in Russellville, Arkansas at its Eskimo Pie Foodservice facility and in Norwalk, California at its Fruit-a-Freeze fruit bar plant. The Company also contracts with other companies to manufacture certain of the Company's frozen products.

The Company manufactures its refrigerated yogurt products at its 100% owned subsidiary CoolBrands Dairy, Inc. in North Lawrence, New York.

Americana Foods and CoolBrands Dairy also manufacture products for Partner
Brands.

The Company's Dairy Components division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, and flexible packaging products for use in private label dairy products, in addition to the Company's brands.

Overall Performance

In 2005, the Company adopted generally accepted accounting principles in the United States ("U.S. GAAP") and changed its reporting currency from Canadian dollars to U.S. dollars. For comparative purposes, historical financial statements and notes and Management's Discussion and Analysis have been restated to reflect these changes.

For fiscal 2005, net revenues decreased to $385,070 as compared with $449,938, for fiscal 2004, a 14.4% decrease. The net loss for fiscal 2005 was ($74,070) (($1.32) basic and diluted loss per share) as compared with net earnings of $23,512 ($0.42 basic and diluted earnings per share) for fiscal 2004.

The decrease in net revenues for fiscal 2005 reflects the decrease in sales, primarily from the frozen dessert segment, the increase in trade promotion payments made to customers, and the decline in drayage income. In fiscal 2005, net sales declined by 10.3% to $364,686 as compared with $406,470 for fiscal 2004. The decline in sales came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins. These sales declines were partially offset by the sales from newly introduced frozen dessert products, acquisition of the Breyers yogurt business on March 27, 2005 and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's Grand Ice Cream Holdings, Inc. ("Dreyer's"). Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base frozen desserts business. In fiscal 2005, drayage and other income decreased by 64.3% to $14,246 as compared with $39,873 for fiscal 2004, primarily as a result of this change.

Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. The decline in gross profit percentage was primarily due to:

     1. Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively;

     2. The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which will become effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences;

     3. Our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

     4. The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses for fiscal 2005 increased as a percentage of revenues to 13.6% as compared with 11.5% for fiscal 2004. This increase occurred primarily due to the decline revenues. Selling, general and administrative expenses increased by $484 or 0.9% from $51,688 in 2004 to $52,172 in 2005. Selling, general and administrative expenses for 2005 and 2004 were adversely impacted by the write-off of certain license agreements and the write-off of deferred package design costs, primarily related to Weight Watchers, in 2005. These charges amounted to $2,358 and $3,684 in 2005 and 2004, respectively.

In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years.

The 2005 fiscal year results were adversely affected by the non-cash pre-tax asset impairment charge of $55,525 (Nil in 2004), which resulted from the impairment of goodwill and intangible assets related to the Company's frozen desserts and franchising segments.

Cash and working capital

Cash, investments and restricted cash decreased to $41,562 at August 31, 2005 from $64,327 at August 31, 2004. Working capital decreased to $28,469 at August 31, 2005 from $118,138. CoolBrands' current ratio declined to 1.2 to 1 at August 31, 2005 from 2.6 to 1 at August 31, 2004. These changes in current assets and current liabilities are attributable primarily to the use of cash and short-term borrowings to finance the Company's acquisitions and fixed asset purchases. The Company is currently negotiating the refinance of its long-term debt and short-term borrowings, including $40,000 due January 3, 2006 and $7,145 due January 10, 2006.

Selected Annual Information

The following chart shows selected annual information for the three most recently completed fiscal years.

                            Year ended August 31
                       ------------------------------
                         2005       2004       2003
                       --------   --------   --------
Total net revenues     $385,070   $449,938   $214,272
Net (loss) earnings     (74,070)    23,512     16,833
Earnings per share
Basic                     (1.32)      0.42       0.33
Diluted                   (1.32)      0.42       0.31
Total assets            297,845    317,257    223,661
Total long-term debt     60,962     27,754     32,022

CoolBrands' decline in total net revenues during fiscal 2005 reflects the decrease in net sales, primarily from the frozen dessert segment, partially offset by net sales gained from the acquisition of the Breyers yogurt business in March 2005 and the decline in drayage income. In fiscal 2005, net sales declined by 10.3% to $364,686 as compared with $406,470 for fiscal 2004. In fiscal 2005, drayage and other income decreased by 64.3% to $14,246 as compared with $39,873 for fiscal 2004. Revenue growth in fiscal 2004 and 2003 was the result of the successful introduction of new frozen dessert products in the Better for You category, the acquisition of 50.1% of Americana Foods effective July 1, 2003 and acquisition of certain assets from Dreyer's Grand Ice Cream, Inc. and Nestle Ice Cream Company LLC on July 6, 2003.

CoolBrands' net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the asset impairment charge of $55,525.

CoolBrands' net earnings in 2004 and 2003 reflected the growth in revenues and effective control of selling, general and administrative expenses. During this time, we developed and expanded our Better for You product lines, including Weight Watchers Smart Ones and Atkins Endulge. We obtained higher than normal gross profit margins and lower than normal promotion, marketing and advertising expenses due to the initial low level of competition in this niche category.

Comparison of 2005 and 2004

We manage our business based on five industry segments: frozen desserts, yogurt, foodservice, dairy components, and franchising and licensing.

Net sales

Net sales for each segment are summarized in the following table:

                                       Year Ended August 31
                            -----------------------------------------
                                                  Percentage of Sales
                                                  -------------------
                              2005       2004         2005    2004
                            --------   --------      -----   -----
Frozen desserts             $271,086   $356,399       74.3    87.7
Yogurt                        44,007                  12.1
Foodservice                   17,736     15,679        4.9     3.9
Dairy components              19,538     23,184        5.4     5.7
Franchising and licensing     12,319     11,208        3.3     2.7
                            --------   --------      -----   -----
Total                       $364,686   $406,470      100.0   100.0
                            ========   ========      =====   =====

The decrease in net sales for fiscal 2005 in the frozen dessert segment reflects the deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $52,359 in 2005 as compared with $32,913 in 2004 (a net reduction of $19,446). The decline in net sales in the frozen desserts segment came from all of our frozen dessert brands, but principally from the Weight Watchers and Atkins. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement. These declines in net sales were partially offset by the net sales from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base frozen desserts business.

The net sales for the yogurt segment reflect the acquisition of the Breyers yogurt business from Kraft Foods, Inc. on March 27, 2005.

The decline in sales by our Dairy components segment reflects the decrease in sales due to the decline in the demand for Weight Watchers and Atkins ingredients and packaging from the Company's various contract manufacturers.

Royalties, licensing, and consumer products license revenues

Royalties, licensing and consumer products license revenues increased by 70.7% to $6,138 in fiscal 2005 from $3,595 in fiscal 2004 due primarily to the Whole Fruit license revenues the Company earned from Dreyer's of $3,103. The Company will continue to earn Whole Fruit license revenues through December 2005, estimated to be approximately $850.

Drayage and other income

Drayage and other income decreased by 64.3% to $14,246 in fiscal 2005 from $39,873 in fiscal 2004. This decline was due to the change in the business arrangement with Dreyer's discussed above. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer's for the delivery of products to Dreyer's scanned based trading customers which continue to be delivered on a drayage basis.

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:

                                       Year Ended August 31
                            -----------------------------------------
                                                  Percentage of Sales
                                                  -------------------
                              2005       2004         2005   2004
                            --------   --------       ----   ----
Frozen Dessert              $(15,488)   $64,779       (5.7)  18.2
Yogurt                         7,369                  16.7
Foodservice                    3,626      3,439       20.4   21.9
Dairy Components               4,287      5,975       21.9   25.8
Franchising and Licensing      3,224      2,931       26.2   26.2
                              ------    -------       ----   ----
Total                         $3,018    $77,124        0.8   19.0
                              ======    =======       ====   ====

Gross profit dollars declined to $3,018 in fiscal 2005 from $77,124 in fiscal 2004 primarily due to the decline in gross profit dollars in frozen desserts segment of $80,267, partially offset by the $7,369 in gross profit dollars generated by the yogurt segment. The decline in gross profit dollars in the frozen desserts segment resulted from the decline in sales in 2005 versus 2004, the impact on the segment for payments made to customers which as previously discussed reduced net sales and gross profit dollars, excluding the yogurt segment, in 2005 by $52,359 as compared with $31,337 in 2004 (a net reduction of $19,446) and our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales. Gross profit dollars in the frozen desserts segment were also adversely affected by the write down of $12,723 of obsolete and slow moving finished goods inventories, packaging, ingredients and finished goods inventories which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which will become effective January 1, 2006.

Gross profit percentage for fiscal 2005 declined to 0.8% as compared with 19% for fiscal 2004. The decline in gross profit percentage was primarily due to:

     1. Increased trade promotion payments to customers, excluding the yogurt segment, which amounted to $52,359 and $32,913 in 2005 and 2004 respectively;

     2. The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which will become effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences;

3. Our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

4. The change in mix of frozen dessert products being sold in 2005 with lower gross profit margins as compared with 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                       Year Ended August 31
                             ---------------------------------------
                                                 Percentage of Sales
                                                 -------------------
                               2005      2004        2005   2004
                             -------   -------       ----   ----
Frozen desserts              $38,818   $41,054       14.3   11.5
Yogurt                         4,993                 11.4
Foodservice                    1,486     1,890        8.4   12.1
Dairy Components               1,694     1,942        8.7    8.4
Franchising and Liscensing     5,109     4,934       41.5   44.0
Corporate                         72     1,868
                             -------   -------
Total                        $52,172   $51,688
                             =======   =======

Selling, general and administrative expenses increased by $484 from $51,688 in 2004 to $52,172 in 2005 due primarily to the increase in selling, general and administrative expenses incurred by the yogurt segment which relate to the Breyers yogurt business which was acquired March 27, 2005, partially offset by the decrease in selling, general and administrative expenses in the frozen desserts segment which resulted from a decline in expenses directly related to the decline in sales The frozen desserts segment's selling, general and administrative expenses were adversely impacted in fiscal 2005 by approximately $2,358, including the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. However, selling, general and administrative expenses increased overall as a percentage of revenues to 13.6% for fiscal 2005 from 11.5% for fiscal 2004 due primarily to the decline in revenues of $64,868 from 2004 to 2005. Selling, general and administrative expenses in 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers' intangible license agreement asset. This write-off was required when Weight Watchers International notified CoolBrands on July 28, 2004 that the license agreement would not be extended.

Stock-based compensation expense

In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123), the Company recognized stock-based compensation expense of $1,918 and $30,983 in 2005 and 2004 which represents the estimated fair value of stock options earned during the respective fiscal years.

Interest expense

Interest expense was $2,586 in fiscal 2005 compared with $1,498 in fiscal 2004. The increase in interest expense in fiscal 2005 as compared with fiscal 2004 was due to a $40,000 increase in short term borrowings related to the acquisition of the Breyers yogurt business and a $7,214 increase in debt at Americana Foods LLP, 50.1% owned by CoolBrands, offset by repayments of short-term borrowings and long-term debt of $14,007.

Asset impairment

The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a non-cash pre tax charge related to a goodwill impairment of $48,701 and in a non-cash pre tax charge related to intangible asset impairment related to the Company's frozen dessert segment of $1,401. Also, this review resulted in a non-cash pre tax charges related to goodwill and intangible asset impairments related to the Company's franchise and licensing segment of $4,940. Additionally, the Company wrote-off certain company-owned store leasehold improvements and equipment related to the Company's franchise and licensing segment of $483.

(Recovery of) provision for income taxes

The effective (benefit) tax rate was (10.2)% in fiscal 2005 and 37.1% for fiscal 2004. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in 2005, a valuation allowance established in 2005, and due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Net Loss

The net loss for fiscal 2005 was $(74,070) as compared with net earnings of $23,512 for fiscal 2004. CoolBrands' net loss in 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge products and other frozen dessert product lines and the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income and the asset impairment charge of $58,250.

Comparability of 2005 results with 2004

The Company's 2005 financial statements reflect the March 27,2005 acquisition of the Breyers yogurt business. This acquisition was accounted for under the purchase method of accounting and the 2005 Consolidated Statements of Operations include the results of this acquisition from the date of acquisition. In fiscal 2005, the revenues and operating results from the Breyers yogurt business represent five months of activity as compared no activity in fiscal 2004. The third quarter of fiscal 2006, ended May 31, 2006, will be the first quarter following this acquisition in which the Consolidated Statement of Operations for the quarter can be directly compared with the prior-year period.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

                     August 31, 2005   May 31, 2005   February 29, 2005   November 30, 2004
Quarter ended               $                $                $                   $
------------------   ---------------   ------------   -----------------   -----------------
Total revenues           124,055          97,890            73,833              89,292
Net earnings             (64,093)         (6,233)           (8,077)              4,333
Earnings per share
   Basic                   (1.15)           (.11)            (0.14)               0.08
   Diluted                 (1.15)           (.11)            (0.14)               0.08

                     August 31, 2004   May 31, 2004   February 29, 2004   November 30, 2004
Quarter ended               $                $                $                   $
------------------   ---------------   ------------   -----------------   -----------------
Total revenues           129,052         128,140            99,946              92,800
Net earnings              12,484            (625)            8,465               3,188
Earnings per share
   Basic                    0.22           (0.01)             0.15                0.06
   Diluted                  0.22           (0.01)             0.15                0.06

The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of our liquidity:

                                        Year Ended August 31
                                        --------------------
                                          2005        2004
                                        --------   ---------
Cash, investments and restricted cash    $41,562    $ 64,327
Working Capital                          $28,469    $118,138
Current Ratio                           1.2 to 1    2.6 to 1

The decrease in working capital of $89,669 was primarily due to a decrease in cash, investments and restricted cash of $22,765 and a decrease in total receivables of $14,669, an increase in current maturities of long-term debt and short term borrowings of $44,222, an increase in accounts payable and accrued liabilities of $25,185, and offset by the increase in income taxes recoverable of $9,767 and the reduction the income tax payable of $4,938. CoolBrands is currently negotiating the refinance of its long-term debt and short-term borrowings, including the $40,000 due on January 3, 2006 and $7,145 due January 10, 2006.

Cash flows from operating activities

The Company generated cash flow from operating activities of $11,239 for the year ended August 31, 2005 as compared with $43,769 for the year ended August 31, 2004 due primarily to the decrease in net earnings (exclusive of depreciation and amortization and asset impairment) for 2005 as compared with 2004. This was offset by changes in other operating assets and liabilities, which were primarily driven by the timing of certain payments.

Cash used in investing activities

The cash used in investing activities in 2005 was primarily due to the acquisitions of the yogurt business and the Zipp flavors and ingredients businesses which aggregated $59,609 and the purchase of property, plant and equipment of $12,409, offset by the net redemption of investments of $20,550 and the proceeds from the sale of our City of Industry facility for $5,434. The cash used in investing activities in 2004 was primarily due to the purchase of property, plant and equipment of $13,363 and the purchase of investments, net of redemptions of $28,050.

Cash provided by financing activities

In 2005, $33,264 was provided by financing activities as compared with $14,926 provided by financing activities in 2004. In 2005, the proceeds from short term borrowings of $44,553, and an increase in the revolving line of credit of $2,661 at Americana Foods. These additions were off set by the repayment of long-term debt. The exercise of stock options in 2004 provided $12,286 and Americana Foods' minority partner provided $6,907, net of a $2,000 repayment, as their share for the expansion of production capacity at Americana Foods. These additions were offset by the repayment of long-term debt of $5,781 and the increase in the secured revolving line of credit at Americana Foods of $1,514.

Contractual obligations

The following table presents our contractual obligations:

                                          Less than 1    1 - 3                  After 5
                                 Total        year       years    4 - 5 years    years
                                -------   -----------   -------   -----------   -------
Contractual obligations
Long-term debt                  $60,808     $52,560     $ 8,248
Capital lease obligations           154         154
Operating leases                 12,393       4,363       6,590       $554        $886
Other long-term obligations       2,881                   2,881
                                -------     -------     -------       ----        ----
Total contractual obligations   $76,236     $57,077     $17,719       $554        $886
                                =======     =======     =======       ====        ====

Capital resources

The Company is planning to spend approximately $3,000 on capital projects during fiscal 2006. The planned capital projects are primarily for the continuing expansion of capacity at Americana Foods and certain information technology infrastructure improvements. The Company will use existing cash on hand to fund the planned capital expenditures. However, the Company has not ruled out the possibility that it will fund the planned capital expenditures plus previous capital spent by restructuring Americana Foods' long-term debt.

Additionally, CoolBrands is committed to the expansion of its frozen dessert segment in 2006 with the introduction of new products to respond to the increase in competition in the ice cream industry for shelf space and market share. As a result, CoolBrands has made or will make offers to retailers for new product introductory placement costs (slotting fees) of approximately $11,250.

Payment requirements

In connection with the acquisition of the yogurt business from Kraft in March 2005, a U.S. subsidiary borrowed $40,000 to finance the acquisition. The unsecured term loan requires monthly payments of interest with the $40,000 principle balance due November 1, 2005. Interest is payable monthly on the unpaid principle balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin were the lower of prime plus 0.5% or LIBOR plus 2.5% (6.02% at August 31, 2005). The Company made a principal payment of $10,000 on August 23, 2005 in anticipation of the September 2, 2005 amendment as discussed below. As of August 31, 2005 the term loan balance was $30,000.

In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000 to finance the acquisition. The loan is payable in monthly installments of U.S. $250, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. CoolBrands and all of its significant subsidiaries guarantee all borrowings under the above loan agreement. The principal balance outstanding at August 31, 2005 was U.S. $10,500.

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005 the Company entered into an amendment to its existing credit facilities. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the Company's financial performance.

The amendment eliminates all of the existing financial covenants from the loan agreements through the remainder of the term and grants a security interest in the personal property assets (other than certain excluded assets relating to the operations of the company's 50.1% owned limited partnership), reduced its outstanding indebtedness to the bank by $10,000 to a total of $40,500 and the Company has agreed to an increase of the interest rate by 2.0% basis points on all remaining outstanding balances to 4.5% basis points over LIBOR. In addition, the amendment reduced the Company's $5,000 revolving credit facility to $925 and requires the Company to maintain $20,000 of cash balances, of which $10,000 is restricted to use as approved by the lender.

On April 27, 2005, Americana Foods LP, which is owned 50.1% by the Company, borrowed $4,553 for use in purchasing a building and adjacent acreage. Loan terms call for monthly, interest-only payments until anniversary date of the note. The note bears interest at Prime plus 0.5% (7.0% at August 31, 2005). The note provides a one-time right to extend the maturity date by two years. Monthly payments during the extension period will be based on a 25-year period.

The Partnership may also at that time choose to continue any interest rate for Prime plus 0.5% or convert to a fixed interest rate to be quoted by the lender. Due to the one-year maturity date (before exercise of the extension option), this note is classified as a current liability.

On November 19, 2002, Americana Foods LP, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that included a term loan of U.S. $10,000, which is secured by the Partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S. $80 and matures on November 19, 2007. The term of the loan bears interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004).

The Partnership's amended credit agreement also includes a revolving loan of up to U.S. $9,000, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004) and was due on November 30, 2005. At August 31, 2005, approximately U.S. $1,855 was available to the Partnership under this loan. The revolving loan is secured by the Partnership's receivables and inventory and is classified as a current liability.

On November 30, 2005 the Partnership executed an amendment to the credit agreement which extended the maturity date for the revolving loan until January 10, 2006. Americana Foods must maintain compliance with certain financial covenants, including fixed charge ratio, debt-to-tangible net worth ratio and tangible net worth.

CoolBrands is currently negotiating the refinance of its long-term debt and short term borrowings with its current lenders, including $40,000 due on January 3, 2006 and $7,145 due January 10, 2006.

Risk Factors and Uncertainties

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In 2005 and 2004, CoolBrands passed on ingredient, energy and freight cost increases by raising prices on selected product lines. In 2006, CoolBrands believes that it will be able to pass on cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of CoolBrands to pass on cost increases will depend, to some extent, on whether its competitors have also done so. CoolBrands believes that, in the past, its competitors have passed on cost increases in a relatively short period of time.

CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well-established brand names and is easily adaptable to meet changes in consumer tastes and demands.

CoolBrands derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts and yogurt is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, CoolBrands may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than CoolBrands. In addition, CoolBrands may experience increased competition in its other markets as its competitors expand their international operations.

CoolBrands existing shelf space in supermarkets, club stores and convenience stores for ice cream and frozen dessert treats and yogurt is at risk due to decisions by CoolBrands' customers. The Company's existing shelf space for our products, along with that of all other products, is reviewed at least annually by our customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert and yogurt segments and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. CoolBrands responds to this action by developing and introducing new products annually which will either maintain or increase its shelf space. There is also substantial risk that the sales of such new products will not be as successful as CoolBrands had previously estimated or as successful as new products introduced by CoolBrands in the past. The risks associated with the reallocation of shelf space by our customers and the development and introduction of new products could have a substantial adverse impact upon CoolBrands' financial position and results of operations.

CoolBrands is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, CoolBrands has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

CoolBrands has made, and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to:
1) diversion of management's attention from other operational matters; 2) the inability to realize expected synergies from the acquisition; 3) impairment of acquired intangible assets as a result of worse-than-expected-performance of the acquired operations; 4) integration and retention of key employees; and 5) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect CoolBrands' business, financial condition and results of operations.

CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with Master and Sub-franchises.

The Corporation is currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.

The Company relies on major retailers in the U.S. for a substantial portion of its sales. As a result of this concentration of sales and accounts receivable the Company is subject to certain credit risks. Such risks are somewhat mitigated by the fact that net sales to any one customer do not exceed ten percent of the Company's consolidated net sales

CoolBrands is subject to interest rate risk as it long-term debt and short term borrowings are based up the prime rate and/or Libor. If these bases rates increase, CoolBrands will incur incremental interest expense.

The Company is subject to future legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business.

Transactions with Related Parties

Integrated Brands, a wholly owned subsidiary of CoolBrands, has entered into a distribution agreement with Calip Dairies, Inc. ("Calip") an ice cream distribution company owned by Susan Smith and David M. Smith, the widow and son, respectively, of Richard E. Smith, former Co-Chairman, Co-Chief Executive Officer and Director of the Company. David M. Smith is currently Vice-Chairman and Chief Operating Officer of the Company. Calip was previously owned by Richard E. Smith and Susan Smith. Pursuant to the agreement, Integrated Brands Inc. has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of, Integrated Brands Inc., its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by the Smith Family and/or David Stein, unless Calip gives Integrated Brands written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective December 31 following such notice. CoolBrands has agreed to guarantee the performance of the distribution agreement. Sales of products to Calip were $9,781 for the year ending August 31, 2005 (2004 - $9,482). At August 31, 2005, $1,840 of the
receivables - affiliates represent receivables from Calip (2004 - $3,883). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Integrated Brands also entered into a management agreement effective July 1, 2003 with Calip pursuant to which Calip provided the full time management services and certain other ancillary services of Mr. Richard Smith, CoolBrands' former Co-Chairman and Co-Chief Executive Officer, for a fixed payment of $1,300 per year. The management agreement with Calip was terminated following the passing of Mr. Smith on January 29, 2005. Management fees incurred under the agreement were $542 and $1,300 for the years ended August 31, 2005 and 2004, respectively. As at August 31, 2005, the $620 balance of payables - affiliates (2004 - $850) represents payables to Calip.

Fourth Quarter

Revenues for the fourth quarter of fiscal 2005 decreased to $124,055 from $129,052 for the same quarter last year, a 3.9% decrease. Net (loss) for the fourth quarter was ($64,093) (($1.15) basic and diluted loss per share) as compared with net earnings of $12,484 ($0.22 basic and diluted earnings per share) for the same quarter last year.

The decrease in net revenues for the fourth quarter of fiscal 2005 reflects the decline in drayage income from $9,308 in 2005 to $3,409 in 2005 that was due to the change in the business arrangement with Dreyer's. In the fourth quarter 2005, net sales increased by 0.4% to $118,893 as compared with $118,457 for fiscal 2004. However, net sales declined in the frozen dessert segment which reflects deduction from sales for payments made to customers by the Company, excluding the yogurt segment, of $ 11,626 in 2005 as compared with $5,251 in 2004 (a net reduction $6,375). The decline in sales came from all of our frozen dessert brands, but principally from a decline in sales in our Weight Watchers and Atkins lines. The sales declines in the frozen desserts segment were partially offset by the sales from newly introduced frozen dessert products and the increase in distribution sales as a result of the change in the business arrangement with Dreyer's. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base frozen desserts business. The decline in sales in the frozen desserts segment were substantially offset by an increase in sales of $26,397 from the yogurt segment which resulted from the acquisition of the Kraft yogurt business on March 27, 2005.

Gross profit percentage for the fourth quarter of fiscal 2005 declined to 2.3% as compared to 20.9% for the fourth quarter of fiscal 2004. The decline in gross profit percentage was primarily due to payments made to customers, including sales price promotions and cooperative advertising, by the Company which as previously discussed reduced sales and gross profits by $11,626 and $5,251 in the fourth quarter of 2005 and 2004, respectively and our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of sales. Gross profit percentage was also adversely affected by the write down of $8,163 in connection with slow-moving and obsolete inventory and packaging, ingredients and finished goods inventories which will not be used or sold resulting from the settlement of the Weight Watchers litigation and the change in mix of frozen dessert products being sold in the fourth quarter of 2005 with lower gross profit margins as compared with the fourth quarter of 2004. The fourth quarter of 2004 was impacted by the pre-tax operating losses at Americana Foods LP (50.1% owned) of approximately $2,089. These losses were primarily due to plant production losses incurred during the installation of new production lines and the related start-up expenses which occurred in the fourth quarter of fiscal 2004.

Selling, general and administrative expenses increased by $2,573 or 15% from $17,115 in 2004 to $19,688 in 2005. However, selling, general and administrative expenses for the fourth quarter of fiscal 2005 increased as a percentage of revenues to 15.9% as compared to 13.3% for fiscal 2004 primarily due to the decline revenues and the additional selling, general and administrative expenses incurred by the yogurt segment which was acquired March 27, 2005. Selling, general and administrative expenses for the fourth quarter of 2004 were adversely impacted by $3,684 for the pre-tax write-off of the Weight Watchers' agreement license. This write-off was required when Weight Watchers International notified the Company on July 28, 2004 that the license agreement would not be extended.

The 2005 fiscal fourth quarter results were adversely affected by the non-cash pre-tax asset impairment charge of $54,124, which resulted from the impairment of goodwill, intangible assets and property, plant and equipment related to the Company's frozen desserts and franchising segments.

Critical Accounting Policies and Related Estimates

The accounting policies and related estimates discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely developed exactly as forecast, and our management's best estimates may require adjustment.

Allowance for doubtful accounts

We have an allowance for doubtful accounts for estimated losses resulting from customers' inability to pay amounts owed to us, for unresolved amounts that our customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

The allowance is a combination of specific and general reserves based upon our evaluation of the customers' ability to pay determined by our assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after we assess the particular customer's liquidity, financial condition and their basis for non-payment on disputed items and conclude that collection is highly unlikely. Our estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers' price volume rebates.

Accrual for promotion and co-op advertising expenses

CoolBrands estimates promotion expenses for each of our customers, excluding our DSD customers, who receive off invoice promotion allowances, using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional promotions expense to be recorded. The amounts of these accruals are recognized by the Company as a reduction in sales and accounts receivables.

Inventory valuation method

Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item's selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required.

Asset Impairment

The Company is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Income taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized.

Our effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. We currently expect the fiscal 2006 effective tax rate to be within the range of 38 percent to 39 percent. The ultimate rate will depend on several variables, including the future utilization of net operating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Changes in Accounting Policies Including Initial Adoption

The Company initially adopted the following new accounting policies for the year ended August 31, 2005.

Change in reporting currency

Effective September 1, 2004, the Company has changed its reporting currency from Canadian dollars to U.S. dollars since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principles.

Adoption of U.S. GAAP

During the fourth quarter of 2005, the Company adopted, on a retroactive basis, U.S. GAAP. Previously, the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Canadian GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

Accordingly, our Consolidated Statement of Operations for 2004 has been restated to reflect a reduction in revenues and selling, general and administrative expenses of $32,913. The reduction in revenues and selling, general and administrative expenses in our 2005 Consolidated Statement of Operations is $68,155.

The following summarizes the impact of restatement for the change from Canadian GAAP to U.S. GAAP for consumer trade promotion expenses in our Consolidated Statement of Operations:

                                                              2005       2004
                                                            --------   --------
Total net revenues in accordance with Canadian GAAP         $453,225   $482,851
Less consumer and trade promotion expenses                   (68,155)   (32,913)
                                                            --------   --------
Total net revenues in accordance with U.S. GAAP             $385,070   $449,938
                                                            ========   ========

                                                              2005       2004
                                                            --------   --------
Total Selling, general and administrative expenses in
   accordance with Canadian GAAP                            $120,327   $ 84,601
Less consumer and trade promotion expenses                   (68,155)   (32,913)
                                                            --------   --------
Total Selling, general and administrative expenses in
   accordance with U.S. GAAP                                $ 52,172   $ 51,688
                                                            ========   ========

Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as reductions in revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported net earnings for the year ended August 31, 2004 have been increased by $756. Our reported net loss for the year ended August 31, 2005 was increased by $553, when compared with the Net loss that would have been reported using our historical accounting principles.

The following summarizes the impact of restatement for the change from Canadian GAAP to U.S. GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

                                                                2005       2004
                                                              --------   -------
Net (loss) income in accordance with Canadian GAAP            $(73,517)  $22,756
Adjustment for new product introduction expense                   (553)      756
                                                              --------   -------
Net (loss) income in accordance with U.S. GAAP                $(74,070)  $23,512
                                                              ========   =======

Stock-based compensation

On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS123).




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Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of adopting this accounting policy increased the loss before income taxes and minority interest for fiscal 2005 by $1,918 with a corresponding increase to additional paid-in capital and reduced earnings before income tax and minority interest for fiscal 2004 by $24,270 with a corresponding increase to additional paid-in capital.

Annual Information Form

Additional information relating to CoolBrands, including CoolBrands' Annual Information Form, is available on the website for Canadian regulatory filings at www.sedar.com.

Outstanding share data

As of December 13, 2005, the Company had 50,004,069 subordinate voting shares, 6,028,864 multiple voting shares and 3,840,517 stock options outstanding.